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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 25)*

                             Wm. Wrigley Jr. Company

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   982526 10 5

                                 (CUSIP Number)

                  Raymond H. Drymalski, Bell, Boyd & Lloyd LLC
                          70 West Madison Street, #3300
                     Chicago, Illinois 60602, (312) 372-1121
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 14, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13f-1(g), check the following box ( ).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

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------------------------------------------------------------------------------
CUSIP NO. 982526 10 5            SCHEDULE 13D                Page 2 of 6 Pages
------------------------------------------------------------------------------
 (1)    NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Paxson H. Offield
------------------------------------------------------------------------------
 (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
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 (3)    SEC USE ONLY
------------------------------------------------------------------------------
 (4)    SOURCE OF FUNDS Not applicable
------------------------------------------------------------------------------
 (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) [_]
------------------------------------------------------------------------------
 (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES
------------------------------------------------------------------------------
                    (7)   SOLE VOTING POWER

     NUMBER OF            1,448,079*
      SHARES       -----------------------------------------------------------
                    (8)   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             8,104,842*
                   -----------------------------------------------------------
       EACH         (9)   SOLE DISPOSITIVE POWER

    REPORTING             1,448,079*
      PERSON       -----------------------------------------------------------
                   (10)   SHARED DISPOSITIVE POWER
       WITH
                          8,104,842*
------------------------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               9,552,921*
------------------------------------------------------------------------------
(12)    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [_]
------------------------------------------------------------------------------
(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.1%*
------------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON (See Instructions)

               IN
------------------------------------------------------------------------------

* The shares reported include 115,094 shares of Common Stock of the Company which were in the process of being transferred, as described in Item 4(a) herein, when Amendment No. 24 was filed.

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PAGE  3 of 6_Pages

     This Amendment No. 25 relates to the joint statement on Schedule 13D, dated October 18, 1991, as previously amended and as amended hereby (the "Statement"), of Edna Jean Offield ("EJO"), James S. Offield ("JSO") and Paxson H. Offield ("PHO") relating to the Common Stock, no par value (the "Common Stock"), of the Wm. Wrigley Jr. Company (the "Company"). Pursuant to transactions described in prior amendments to this Statement, each of EJO and JSO ceased to be a beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company. Unless otherwise defined herein, all capitalized terms used but not defined herein shall have the meanings given them in the joint statement filed October 18, 1991 or any previous amendment. Except as amended hereby, the information set forth in the Statement remains true, complete and correct.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not Applicable

Item 4.  Purpose of Transaction.

(a) The cashless distribution and cashless transfers specified in Item 5(c)(i) occurred as the result of (i) the distribution of the holdings of various family trusts following the death of EJO on March 31, 2001 and (ii) the subsequent transfer of shares received in the distribution from a family trust into newly-created trusts for which PHO and JSO have beneficial ownership of shares of Company Common Stock, and into the living trusts of PHO and JSO.

(b) The reporting person effected the sale of shares of Common Stock specified in Item 5(c)(i) for tax planning purposes and to decrease his equity position in the Company. As previously reported under Item 5(b) of the Original Statement, the nature of the reporting person's beneficial ownership of shares of Common Stock varies. However, regardless of the nature of the reporting person's beneficial ownership of shares, all shares of Common Stock reported by this Statement as being beneficially owned by him are held for investment purposes. In the normal course of managing his investment in the Company's Common Stock (whether the Common Stock is owned directly or indirectly as a result of any of the facts described under Item 5(b) of this Statement), the reporting person may acquire or dispose of shares of Common Stock. Except as described in the preceding sentence, the reporting person has no plans or proposals which relate to or would result in any of the events described in paragraphs (a) through (j) set forth under Item 4 of Schedule 13D.

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PAGE 4 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

(a) Shares of Class B Common Stock, no par value ("Class B Stock"), of the Company are convertible at any time into shares of Common Stock on a share for share basis, are entitled to ten votes per share and are subject to restrictions on transfer. Because of the conversion feature of the Class B Stock, rule 13d-3(d) under the Securities Exchange Act of 1934, as amended, requires that the shares of Class B Stock beneficially owned by the reporting person be treated as shares of Common Stock for purposes of this Statement. The following table sets forth, with respect to the reporting person (i) the aggregate number of shares of Common Stock (including Class B Stock) beneficially owned, and (ii) the approximate percentage of outstanding shares of Common Stock (including Class B Stock) beneficially owned. Of the shares set forth under the middle column below, 5,850,232 are shares of Class B Stock beneficially owned by PHO. The percentage calculation set forth below is based on 182,844,044 shares of Common Stock outstanding as of April 15, 2002, plus the shares of Class B Stock that are beneficially owned by the reporting person.


                           Shares of
                    Common Stock, including
     Reporting        Class B Common Stock,     Percentage
      Person           Beneficially Owned         Owned
     ---------      -----------------------     ----------
     PHO                   9,552,921*              5.1%*

(b) The following table sets forth, with respect to the reporting person, the number of shares of Common Stock, including Class B Stock, as to which the reporting person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, and (iv) shared power to dispose or direct the disposition:

                  Sole         Shared            Sole            Shared
   Reporting     Voting        Voting         Dispositive      Dispositive
     Person     Power(F1)     Power(F2)        Power(F1)        Power(F2)
   ---------  -----------     ---------       -----------      -----------
      PHO     1,448,079*(F3)  8,104,842*(F4)   1,448,079*(F3)   8,104,842*(F4)

* The shares reported include 115,094 shares of Common Stock of the Company which were in the process of being transferred, as described in Item 4(a) herein, when Amendment No. 24 was filed.

PAGE  5 of 6 Pages

(c) The reporting person has effected the following transactions since Amendment No. 24 was filed:



(i)
                  Amount
                  Sold or                               Type of
 Date           Transferred           Price           Transaction
-------        ------------         ---------         ------------
   3/29/02       225,772               $0.00          Cashless distribution of shares from
                                                      Wrigley Offield Trust A to Wrigley
                                                      Offield Trust B
   3/29/02        56,443               $0.00          Cashless transfer
   3/29/02        56,443               $0.00          Cashless transfer
   3/29/02        56,443               $0.00          Cashless transfer
   3/29/02        56,443               $0.00          Cashless transfer
   4/16/02         5,700              $55.070         Open Market
   4/16/02         5,700              $55.070         Open Market
   4/23/02        46,000              $54.237         Open Market
   5/17/02         8,000               $0.00          Cashless exchange



     (e)  Not applicable.

----------------------
(F1) Of the shares listed in this column, 793,896 are shares of Class B Stock beneficially owned by PHO.

(F2) Of the shares listed in this column, 5,056,336 are shares of Class B stock beneficially owned by PHO.

(F3) PHO beneficially owns (i) 132,993 of these shares in his capacity as trustee under his living trust and (ii) 1,315,086 of these shares as a result of the provisions of certain family trusts described under Item 6. PHO disclaims beneficial ownership of all of the shares described in clause (ii) of the preceding sentence.

(F4) PHO beneficially owns (i) 2,486,118 of these shares as a result of being a trustee of several family trusts, (ii) 5,137,560 of these shares as a result of the provisions of certain family trusts described under Item 6, and (iii) 481,164 of these shares as a result of serving as a director of the Foundation, which is the legal owner of such 481,164 shares. PHO disclaims beneficial ownership of 1,427,062 of the shares described in clause (i) of the preceding sentence, 2,653,025 of the shares described in clause (ii) of that sentence and all of the shares described in clause (iii).

PAGE  6 of 6 Pages

                                    Signature

     After reasonable inquiry, the undersigned certify that the information set forth in this Statement, or amendment thereto, is true, complete and correct.

Dated:  June 14, 2002                  /s/ Paxson H. Offield
                                       ---------------------
                                           Paxson H. Offield